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                                                                 EXHIBIT 99.c(3)




                          SHAREHOLDER TENDER AGREEMENT


         This Shareholder Tender Agreement (the "Agreement") is made and entered into as of the 4th day of March, 1996 by and between W. H. Brady Co., a Wisconsin corporation ("Brady"), and Scott F. Drill ("Drill"), a shareholder of Varitronic Systems, Inc., a Minnesota corporation (the "Company").

         WHEREAS, Brady has entered into an Agreement and Plan of Merger with Brady USA, Inc., a Wisconsin corporation, VSI Acquisition Co., a Minnesota corporation, and the Company, dated February 27, 1996 (the "Merger Agreement"), pursuant to which Brady will purchase all of the outstanding shares of the Company for $17.50 a share in a tender offer and subsequent merger; and

         WHEREAS, during February 1996 Brady has raised the offer price for the Company from $16.00 to $17.50 a share and desires the tender of Drill's shares in the tender offer, and Drill is willing to tender his shares in the tender offer at $17.50 per share;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and the Merger Agreement and for other consideration, the validity and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Shareholder Tender. Drill agrees to tender by March 15, 1996 to Brady or an affiliate all shares of Common Stock, par value $.01, of the Company which are outstanding and beneficially owned by Drill, pursuant to the Offer (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement and to not withdraw such shares.

         2. Legality. The parties stipulate and agree that the provisions contained herein are reasonable and are not known or believed to be in violation of any federal or state law or regulation. In the event a court of competent jurisdiction finds any provision contained herein to be illegal or unenforceable, such court may modify such provision to make it valid and enforceable. Such modification shall not affect the remainder of this Agreement, which shall continue at all times to be valid and enforceable.

         3. Entire Agreement. This Agreement contains the entire understanding of the parties relative to the matters contained herein and therein.

         4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.
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         5.      Counterparts.  This Agreement may be executed in two
counterparts, manually or in facsimile, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

         6. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                                 /s/: Scott F. Drill
                                                 ------------------------
                                                 Scott F. Drill



                                                 W. H. BRADY CO.


                                                 By: /s/: Donald P. DeLuca
                                                 -------------------------------
                                                 Its: Sr. Vice President and CFO









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